EXHIBIT 4.1

EASTERN ENVIRONMENT SOLUTIONS CORP.

2008 Equity Incentive Plan

Article 1.   Establishment and Purpose

1.1  Establishment of the Plan.  Eastern Environment Solutions Corp., a Nevada corporation (the “Company” or “Eastern Environment Solutions”), hereby establishes an incentive compensation plan (the “Plan”), as set forth in this document.

1.2  Purpose of the Plan.  The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of Participants to those of the
Company's shareholders, and by providing Participants with an incentive for outstanding performance. The Plan is further intended to attract and retain the services of Participants upon whose judgment, interest, and special efforts the successful operation of Eastern Environment Solutions and its subsidiaries is dependent.

1.3  Effective Date of the Plan.  The Plan shall become effective on March 17, 2008.

Article 2.   Definitions

Whenever used in the Plan, the following terms shall have the meanings set forth below and, when the meaning is intended, the initial letter of the word is capitalized:

(a)  “Award” means, individually or collectively, a grant under this Plan of Stock.

(b)  “Award Agreement” means an agreement which may be entered into by each Participant and the Company, setting forth the terms and provisions applicable to Awards granted to Participants under this Plan.

(c)  “Board” or “Board of Directors” means the Company’s Board of Directors.

(d)  “Code” means the Internal Revenue Code of 1986, as amended from time to time.

(e)  “Committee” means the committee or committees, as specified in Article 3, appointed by the Board to administer the Plan with respect to grants of Awards.

(f) “Consultant” means a natural person under contract with the Company to provide bona fide services to the Company which are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities.

(g)  “Eligible Person” means an Employee or Consultant.

(h)  “Employee” means any employee of the Company who is engaged in research and development activities.

(i)  “Participant” means a person who holds an outstanding Award granted under the Plan.

(j) “Plan” means this 2008 Equity Incentive Plan.

(k)  “Shares” or “Stock” means the shares of common stock of the Company.

(l) “Subsidiary” shall mean any corporation in which the  Company owns directly, or indirectly through  subsidiaries, more than fifty percent (50%) of the total combined voting power of all classes of Stock, or any other  entity (including, but not limited to, partnerships and  joint ventures) in which the Company owns more than fifty  percent  (50%) of the combined equity thereof.

Article 3.   Administration

3.1  Authority of the Board. The Board of Directors shall have full power, except as limited by law and subject to the provisions herein, to select the recipients of Awards; to determine the size and types of Awards; to determine the terms and conditions of such Awards in a manner consistent with the Plan; to construe and interpret the Plan and any agreement or instrument entered into under the Plan; to establish, amend, or waive rules and regulations for the Plan's administration; and to amend the terms and conditions of any outstanding Award to the extent such terms and conditions are within the discretion of the Board as provided in the Plan.

No Award may be made under the Plan after December 31, 2015.

Article 4.   Shares Subject to the Plan

4.1 Number of Shares.  The number of Shares available for grant under the Plan shall not exceed three million (3,000,000) Shares.  The Shares granted under this Plan may be either authorized but unissued or reacquired Shares.

4.2 Lapsed Awards.  If any Award granted under this Plan is canceled, terminates, expires, or lapses for any reason, Shares subject to such Award shall be again available for the grant of an Award under the Plan.

Article 5.   Stock Grant

5.1  Grant of Stock.  Subject to the terms and provisions of the Plan, the Board of Directors, at any time and from time to time, may grant Shares of Stock to Eligible Persons in such amounts and upon such terms and conditions as the Board of Directors shall determine.

Article 6.   Employee Matters

6.1  Employment Not Guaranteed.  Nothing in the Plan shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's Employment at any time, nor confer upon any Participant any right to continue in the employ of the Company or one of its Subsidiaries.

6.2  Participation.  No Eligible Person shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

6.3  Claims and Appeals.  Any claim under the Plan by a Participant or anyone claiming through a Participant shall be presented to the Board of Directors. Any person whose claim under the Plan has been denied may, within sixty (60) days after receipt of notice of denial, submit to the Board a written request for review of the decision denying the claim. The Board shall determine conclusively for all parties all questions arising in the administration of the Plan.

Article 7.   Legal Construction

7.1  Governing Law.  To the extent not preempted by Federal law, the Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Nevada.